August 30, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn: Ms. Kathleen Collins

RE:    TiVo Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 15, 2017
Form 10-Q for the Quarterly Period Ended June 30, 2017
Filed August 3, 2017
File No. 001-37870

Ladies and Gentlemen:

In response to comments (the “Comments”) received from the staff of the Commission (the “Staff”) by letter dated August 17, 2017, with respect to the above-referenced filings, TiVo Corporation (the “Company”) is filing this response letter. For the Staff’s convenience, the numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been reproduced below for each comment.

Form 10-K for Fiscal Year Ended December 31, 2016

General

1.
You state on page F-10 that in 2016, Samsung Electronics Co. LTD. accounted for 10% of your total revenues. We are aware of publicly available information indicating that Samsung Electronics Co. LTD. operates in Sudan and/or Syria. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, if any, whether through direct or indirect arrangements. You should describe any products, technology or services you have provided to Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

We respectfully advise the Staff that the Company has not in the past provided, does not currently provide, and has no future plans to provide, any services, products, information or technologies to Sudan or Syria, their governments or, to our knowledge, entities they control. The Company has not entered into any agreements or arrangements with Sudan or Syria, or to its knowledge, any individuals or entities therein, and has no future plans to enter into any such agreements or arrangements. Moreover, the Company does not maintain any offices or other facilities in Sudan or Syria, has no employees in either of those countries, and has no assets or liabilities associated with activities in either of those countries.

Samsung Electronics Co., Ltd. (“Samsung”) has a license to portions of the Company’s patent portfolios to cover Samsung’s use of certain interactive program guides, digital video recording devices, television set-top boxes, and other related technologies in Samsung products. Additionally, Samsung has a data license and service agreement to use the Company’s metadata content in Samsung’s products and services which provides content information such as title, description, actors, etc. related to movies, television shows, and other content that may be accessible through Samsung’s products and services. Samsung pays the Company a designated amount or royalties under these licensing agreements. The Company’s licenses to Samsung were made in compliance with applicable export control and economic sanctions regulations. Importantly, each license to Samsung expressly prohibits Samsung from transferring the agreements to any other entity - including entities in Sudan and Syria.

The Company believes that Samsung incorporates and substantially transforms its technology by incorporating it into foreign-produced items. As noted above, the Company does not have any relationship, connection, or contact with any person or entity in Sudan or Syria.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

As set forth in the response above, the Company is not aware of any direct or indirect, past or current or anticipated, contacts with Sudan or Syria or governments or entities they control.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Year Ended December 31, 2016 and 2015, page 49

3.
Please quantify the individual impact when two or more factors contribute to material changes in the various line items of your financial statements. For example, in your discussion of total revenues, net, you attribute the increase in revenues to a number of factors, including significant catch-up payments for pre-license periods for licenses executed with Samsung and DISH offset by catch-up payments recognized during the prior fiscal year and the expiration of the Comcast license; however, you do not provide quantification to demonstrate the relative magnitude of each factor. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings it will provide quantitative measures when two or more individual factors contribute to material changes in the various line items of the financial statements.

Consolidated Financial Statements

Note (10) Commitments and Contingencies, page F-38

4.
In your earnings call held November 3, 2016, you indicated that you “associate the $60 million payment to DISH for rights of legacy TiVo did not have.” Please clarify what you mean by this statement. Also, explain your basis for accounting for a release of all past products and a covenant not to sue as a reduction to revenue over the license term and not as the settlement of litigation to be expensed in the period incurred. In your response, please address how you considered the allocation guidance of ASC 605-25-25 by analogy, with regards to bifurcating each element of this arrangement (i.e., past usage, future usage, covenant not to sue, etc.) and how you determined the value for each element.

In August 2016, Rovi Corporation (“Rovi”), the predecessor registrant to the Company, entered into a 10-year patent license agreement with DISH Network L.L.C. (“DISH”). The patent license agreement between Rovi and DISH was subject to certain contingencies relating to the closing of Rovi’s acquisition of TiVo Solutions Inc. (formerly known as TiVo Inc.)(“Legacy TiVo”), which closed on September 7, 2016 (the “TiVo Acquisition”). In addition, and also conditioned upon the effectiveness of the patent license agreement, DISH agreed to provide Legacy TiVo with a release for all past products and a going-forward covenant not-to-sue under DISH’s existing patents during the 10-year license term in exchange for Legacy TiVo providing DISH certain products during the term and cash payments by Legacy TiVo to DISH of $60 million in the aggregate over the next year. Legacy TiVo had also previously entered into a settlement and patent license agreement with DISH and EchoStar Corporation (“EchoStar”) in 2011 whereby DISH and EchoStar owed Legacy TiVo payments totaling $500 million of which a final payment of $33 million was still owed to Legacy TiVo after the TiVo Acquisition. As this payment is for the use of specific Legacy TiVo patents going forward, it will be recognized as revenue when the revenue recognition criteria are satisfied. The scheduled payment of $33 million from DISH and EchoStar to Legacy TiVo was not affected by the release agreement between Rovi and DISH.

When the Company acquired Legacy TiVo on September 7, 2016, Legacy TiVo did not have a patent license or covenant not-to-sue from DISH. As part of accounting for the TiVo Acquisition, the Company considered if a portion of the $60 million in payments due to DISH should be bifurcated into the following two components by analogy to the allocation guidance of ASC 605-25-25: 1) the release for past products sold by Legacy TiVo; and 2) the prospective covenant not-to-sue. The Company determined that it would not recognize an assumed liability in purchase accounting for the past products sold by Legacy TiVo because the Company is unaware of DISH previously licensing these patents and Legacy TiVo was not accruing or disclosing a contingent liability related to not having a patent license from DISH. Accordingly, the Company could not reasonably estimate the fair value of the release and the covenant not-to-sue. As a result, the Company applied the guidance in ASC 605-50-45-2 relating to cash consideration given to a customer. In accordance with this guidance, the Company determined that the fees paid to DISH should be recognized as a reduction in revenue over the term of the patent license since the Company could not reasonably estimate the fair value of the release and covenant not-to-sue.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Condensed Consolidated Statements of Cash Flows, page 5

5.
Please tell us how you considered the guidance in ASC 230-10-45-17(f) when determining the portion of your payment to dissenting shareholders recorded as a settlement loss should be classified in investing cash flows.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company considered the following when determining the most representationally faithful classification of the series of cash flows and related activities associated with the dissenting shareholders:

•
The initial purchase price paid in September 2016 related to the TiVo Acquisition was classified as an investing cash outflow as it related to the purchase of the equity instruments of another entity consistent with paragraph 230-10-45-13(b).

•
On March 27, 2017, the Company agreed to settle the claims of the dissenting shareholders. In connection with the settlement, the exchange agent in the TiVo Acquisition returned $25.1 million in cash that was otherwise due to the dissenting shareholders to the Company. This cash inflow was classified as an investing activity as it is inextricably linked to the cash payment to the purchase of equity instruments, which was classified as an investing cash outflow. While not a cash flow from the sale of an equity instrument, we believe presenting the cash inflow from the exchange agent as an investing activity is most appropriately presented in a manner consistent with the classification of the initial cash outflow.

•
In connection with the settlement agreement, the Company recognized a loss of $12.9 million which was classified as a non-operating loss in the statement of operations. As the loss did not arise from the primary (i.e., day-to-day) business activities of the Company, it was not classified as an operating activity.

•
In April 2017, the Company paid $117.0 million to settle the claims of the dissenting shareholders. The payment resulted from the settlement of a legal claim asserted by the dissenting shareholders following the TiVo Acquisition. Paragraph 230-10-45-17(f) refers to transactions being classified as an operating activity if they are not specifically defined as investing or financing activities and includes the payment to settle a lawsuit as an example. However, underlying this broad classification objective is a notion that the lawsuit settled originated from the operations of the entity. Accordingly, we do not believe paragraph 230-10-45-17(f) applies to the payment to dissenting shareholders as the settlement is not related to the Company’s day-to-day operations. The Company believes the payment to the dissenting shareholders was an extension of the cash paid for the business acquisition and that presentation as an investing activity is appropriate because such classification most closely aligns with the principles of Topic 230, Statement of Cash Flows.

•
Topic 230 and Topic 805, Business Combinations, do not provide specific guidance on the cash flow statement classification of payments made by the acquirer to settle litigation related to the purchase price in a business combination. However, paragraph 230-10-45-13(c) related to the acquisition of property, plant and equipment and other productive assets indicates that cash payments made “soon after” their acquisition should be classified as cash outflows from investing activities. The term “soon after” as used in Topic 230 is undefined. Although some believe the term “soon after” corresponds to a period of three months or less, there is diversity in views on the precise definition. Given the activities occurring related to the settlement, the Company believes it is reasonable to conclude the settlement was paid soon after (approximately seven months) the TiVo Acquisition occurred.

•
The Company believes the presentation of the loss on the dissenting shareholder settlement as a non-operating activity and the dissenting shareholder-related cash flows as non-operating allows the financial statements to be cohesive and faithfully depicts the nature of the activity. Such treatment results in presenting similar transactions in a consistent manner across financial statements and financial statement periods. This presentation was then supplemented with robust disclosure of the events and amounts to further help a financial statement user understand those relationships.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Results

Product, page 42

6.
Please revise your future filings to provide a brief discussion of why the Adjusted EBITDA Margin in this segment has significantly declined in the current year. Please refer to Section III.F.1 of SEC Release No. 33-6835.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise future filings to provide a brief discussion of significant changes in Adjusted EBITDA Margin.

Additionally, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me via telephone at (408) 562-8400 or fax (408) 562-1807 if you have any questions or would like any additional information regarding this matter.

Sincerely,

TiVo Corporation

By:	/s/ Peter C. Halt
Peter C. Halt
Chief Financial Officer

cc:	Pamela Sergeeff, Executive Vice President, General Counsel & Secretary, TiVo Corporation